Burcon NutraScience Corporation

Consolidated Financial Statements

March 31, 2024 and 2023

(in Canadian dollars)

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of Burcon NutraScience Corporation

Opinion

We have audited the consolidated financial statements of Burcon NutraScience Corporation (the Entity), which comprise:

• the consolidated statements of financial position as at March 31, 2024 and 2023

• the consolidated statements of operations and comprehensive loss for the years then ended

• the consolidated statements of changes in shareholders' equity for the years then ended

• the consolidated statements of cash flows for the years then ended

• and notes to the consolidated financial statements, including a summary of material accounting policies

(Hereinafter referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at March 31, 2024 and March 31, 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditor's Responsibilities for the Audit of the Financial Statements" section of our auditor's report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Burcon NutraScience Corporation

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that for the year ended March 31, 2024, the Entity has incurred a net loss, generated negative cash flows from operating activities, and accumulated losses since inception.

As stated in Note 1 in the financial statements, these events or conditions, along with other matters as set forth in Note 1 in the financial statements, indicate that a material uncertainty exists that may cast significant doubt on the Entity's ability to continue as a going concern.

Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended March 31, 2024. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Except for the matter described in the "Material Uncertainty related to Going Concern" section of the auditor's report, we have determined that there are no other key audit matters to communicate in our auditor's report.

Other Information

Management is responsible for the other information. Other information comprises the information included in the Management's Discussion and Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management's Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditor's report.

We have nothing to report in this regard.

Burcon NutraScience Corporation

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Burcon NutraScience Corporation

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

• Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

• Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

• Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditor's report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants

The engagement partner on the audit resulting in this auditor's report is Lyndon Fung.

Vancouver, Canada

June 26, 2024

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Financial Position As at March 31, 2024 and March 31, 2023
(In Canadian dollars)

	March 31,	March 31,
	2024	2023
ASSETS
Current assets
Cash	4,197,141	1,456,845
Amounts receivable and other receivables (notes 4 and 5)	591,726	332,118
Inventory (note 6)	68,319	-
Prepaid expenses	330,033	75,902
	5,187,219	1,864,865
Property and equipment, net of accumulated depreciation of $4,709,554 (2023 - $4,434,598) (note 7)	1,096,273	983,924
Deferred development costs, net of accumulated amortization of $948,379 (2023 - $526,878) (note 8)	5,374,149	5,795,650
Investment in and loans to Merit Functional Foods Corporation (note 5)	-	-
Goodwill (note 9)	1,254,930	1,254,930

	12,912,571	9,899,369

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	843,449	590,936
Current portion of lease liabilities (note 10)	260,845	34,431
Deferred government assistance (note 4)	250,000	-
	1,354,294	625,367

Secured loan (note 11)	6,404,778	5,112,381
Lease liabilities (note 10)	-	24,310

	7,759,072	5,762,058

SHAREHOLDERS' EQUITY (note 12)
Capital stock	122,069,825	114,566,577
Contributed surplus	17,283,934	16,763,830
Options	7,436,262	7,279,559
Warrants	237,201	-
Restricted share units	172,776	127,651
Deficit	(142,046,499)	(134,600,306)

	5,153,499	4,137,311

	12,912,571	9,899,369

Going concern (note 1)
Subsequent events (notes 4 and 7)

Approved by the Board of Directors

"Alfred Lau"	"Debora Fang"
_________________________________	_________________________________
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Operations and Comprehensive Loss Years ended March 31, 2024 and 2023
(In Canadian dollars)

	2024	2023

REVENUE
Royalty income (note 5)	184,359	363,913

EXPENSES
Research and development (notes 4 and 13)	3,578,757	4,125,149
General and administrative (notes 4 and 14)	3,624,577	3,764,034

	7,203,334	7,889,183

LOSS FROM OPERATIONS	(7,018,975)	(7,525,270)

INTEREST AND OTHER INCOME (notes 5 and 16)	88,366	470,021

SHARE OF LOSS IN MERIT FUNCTIONAL FOODS CORPORATION (note 5)	-	(5,499,906)

WRITE-OFF OF INVESTMENT IN MERIT FUNCTIONAL FOODS CORPORATION (note 5)	-	(7,987,304)

WRITE-OFF OF LOANS TO MERIT FUNCTIONAL FOODS CORPORATION (note 5)	-	(4,358,630)

INTEREST AND OTHER EXPENSE (notes 10 and 11)	(511,585)	(466,290)

FOREIGN EXCHANGE (LOSS) GAIN	(3,999)	3,129

LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(7,446,193)	(25,364,250)

BASIC AND DILUTED LOSS PER SHARE (note 15)	(0.06)	(0.23)

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Changes in Shareholders' Equity Years ended March 31, 2024 and 2023
(In Canadian dollars, except share amounts)

	Number of fully paid common shares	Capital stock $	Contributed surplus $	Options $	Warrants $	Restricted share units $	Deficit $	Total shareholders' equity $

Balance - March 31, 2022	108,728,742	114,566,577	15,863,592	7,041,049	-	12,078	(109,236,056)	28,247,240

Loss and comprehensive loss for the year	-	-	-	-	-	-	(25,364,250)	(25,364,250)

Options expired	-	-	564,164	(564,164)	-	-	-	-

Options forfeited / cancelled	-	-	336,074	(336,074)	-	-	-	-

Restricted share unit redeemed	-	-	-	-	-	(2,345)	-	(2,345)

Stock-based compensation expense	-	-	-	1,138,748	-	117,918	-	1,256,666

Balance - March 31, 2023	108,728,742	114,566,577	16,763,830	7,279,559	-	127,651	(134,600,306)	4,137,311

Loss and comprehensive loss for the year	-	-	-	-	-	-	(7,446,193)	(7,446,193)

Private Placement	33,179,247	7 7,545,253	-	-	232,327	-	-	7,777,580

Issue costs	-	(124,944)	-	-	(3,756)	-	-	(128,700)

Options expired	-	-	412,263	(412,263)	-	-	-	-

Options forfeited / cancelled	-	-	107,841	(107,841)	-		-	-

Restricted share unit redeemed	180,944	82,939	-	-	-	(80,595)	-	2,344

Stock-based compensation expense	-	-	-	676,807	8,630	125,720	-	811,157

Balance - March 31, 2024	142,088,933	122,069,825	17,283,934	7,436,262	237,201	172,776	(142,046,499)	5,153,499

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION Consolidated Statements of Cash Flows Years ended March 31, 2024 and 2023
(In Canadian dollars)

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(7,446,193)	(25,364,250)
Items not affecting cash
Depreciation of property and equipment	279,277	239,486
Amortization of deferred development costs	421,501	421,503
Unrealized foreign exchange loss (gain)	8,182	(10,487)
Interest accretion	-	(335,641)
Interest expense on secured loan	342,397	202,031
Interest expense on lease liabilities	69,187	86,281
Share of loss in Merit Functional Foods Corporation	-	5,499,906
Write-off of investment in Merit Functional Foods Corporation	-	7,987,304
Write-off of loans to Merit Functional Foods Corporation	-	4,358,630
Stock-based compensation expense	811,157	1,256,666
	(5,514,492)	(5,658,571)
Changes in non-cash working capital items
Amounts receivable	(196,041)	(131,776)
Inventory	(68,319)	-
Prepaid expenses	(254,131)	215,719
Accounts payable and accrued liabilities	162,806	(322,178)
Deferred government assistance	250,000	-
	(5,620,177)	(5,896,806)
Interest income	(87,623)	(32,434)
Interest expense paid on lease liabilities	(69,187)	(86,281)
Net cash used in operating activities	(5,776,987)	(6,015,521)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest income	87,623	32,434
Capital loan advances to Merit Functional Foods Corporation	-	(4,107,425)
Acquisition of property and equipment	(127,114)	(359,906)
	(39,491)	(4,434,897)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock and warrants	7,777,580	-
Issue costs	(106,797)	-
Proceeds from Secured loan	1,000,000	5,000,000
Secured loan issue costs	-	(89,650)
Reduction of lease liabilities	(105,827)	(14,398)
	8,564,956	4,895,952

FOREIGN EXCHANGE (LOSS) GAIN ON CASH	(8,182)	10,487
INCREASE (DECREASE) IN CASH	2,740,296	(5,543,979)
CASH - BEGINNING OF YEAR	1,456,845	7,000,824
CASH - END OF YEAR	4,197,141	1,456,845

The accompanying notes are an integral part of these consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

1. Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that Burcon NutraScience Corporation ("Burcon" or the "Company") will continue its operations and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern, management considers all available information and actions within its control with respect to the future which is at least, but not limited to, twelve months from the end of the reporting period.

The Company has incurred losses since its inception and as at March 31, 2024, had an accumulated deficit of $142.0 million (March 31, 2023 - $134.6 million). During the year ended March 31, 2024, the Company incurred a net loss of $7.4 million (2023 - $25.4 million) and had negative cash flow from operations of $5.8 million (2023 - $6.0 million).

The Company began commercial production of its hemp protein isolate in the year ended March 31, 2024, and subsequent to March 31, 2024, the Company generated revenue from the sale of the hemp protein isolate and from the provision of contract research services. The Company has not earned significant revenues from its technology licensing.

The Company's ability to continue as a going concern is dependent upon the Company's ability to successfully commercialize its technology and scale production and to raise additional capital to fund its planned commercialization activities and research and development activities. The Company has historically relied on equity and debt financings to fund its operations. While the Company is considering various financing options for its short-term and long-term liquidity requirements to maintain its operations and fund its commercialization and research and development activities, there can be no assurance that additional financing may be available on acceptable terms, if at all. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its commercialization efforts or research and development programs. Therefore, these conditions result in material uncertainties that may cast significant doubt over the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its commitments, realize its assets and discharge its liabilities in the normal course. These consolidated financial statements do not reflect adjustments to the carrying values of assets and liabilities and adjustments to revenues and expenses that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

2. Nature of operations

Burcon is headquartered in Vancouver, British Columbia, Canada.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Burcon is a plant protein technology company that has developed high purity and functional proteins for foods and beverages derived from pea, canola, soy, hemp, sunflower seeds, among other plant sources. The Company has an extensive portfolio of composition, application and process patents covering its technologies.

3. Material accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements are recorded and presented in Canadian dollars, which is the Company's and its subsidiary's functional currency.

The Company has consistently applied the same accounting policies throughout all periods presented. The board of directors approved these consolidated financial statements on June 26, 2024.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation. A subsidiary is an entity in which the Company has control, directly or indirectly. Under IFRS Accounting Standards 10, an investor controls an investee if and only if the investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the investor's returns. The financial statements of subsidiaries are included in the consolidated financial statements on the date on which control commences until the date on which control ceases. When control over a subsidiary is lost, the assets and liabilities of the subsidiary are derecognized. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Details of the Company's subsidiary at March 31, 2024 are as follows:

	Place of	Interest
	incorporation	%	Principal activity
Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

On March 1, 2023, the Company derecognized the assets and liabilities of Burcon NutraScience Holdings Corp. ("Burcon Holdings") (see note 5).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Investment in Associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy of the investee without the power to control or jointly control those policies.

Under the equity method of accounting, investments are recorded at historical cost as an asset and adjusted for dividends received, capital contributions, other transactions that result in changes in ownership interest held by the Company, and the Company's share of an associate's earnings or losses, which is recorded as a component of loss and comprehensive loss for the year. When the Company's share of losses of an associate exceeds the Company's interest in the associate, which includes any long-term interests that, in substance, form part of the Company's net investment in the associate, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Management considers whether there is any objective evidence of impairment as a result of one or more of the following events, which include (i) significant financial difficulty; (ii) breach of contract, such as a default or delinquency in payments; (iii) the Company granting to an associate a concession on that the Company would not otherwise consider; (iv) it becoming probable that the associate will enter bankruptcy or other financial reorganisation; or (v) the disappearance of an active market for the net investment because of financial difficulties of the associate to determine whether it is necessary to test the Company's investment in an associate for impairment. Objective evidence of impairment also includes information about changes with an adverse effect that has taken place in the technological, market, economic or legal environment and whether there has been a significant or prolonged decline in the fair value of an investment below cost. When such objective evidence of impairment exists, the carrying amount of the investment is tested for impairment by comparing the recoverable amount of the investment with its carrying amount. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Revenue recognition

The Company recognizes revenue when it transfers control over a product or service to a customer. The Company earns revenues from licensing agreements under which third parties are granted rights to use the Company's technologies. Royalty revenues are earned based on sales made by the licensee. The Company earns revenues from providing research and development and management services. Services revenues are recognized as services are performed.

Cash

Cash consists of cash balances at bank.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Inventory

Inventory is comprised of protein isolate and raw materials. Inventory is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. The cost of inventory is determined on a weighted average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The reversal of previous write-downs to inventory is permitted when there is a subsequent increase to the value of inventory to the lower of cost and net realizable value.

Government assistance

Government assistance related to current expenses, including from Protein Industries Canada ("PIC"), is recognized in the consolidated statement of operations and comprehensive loss over the period in which the Company recognizes the expense for which the government assistance is intended to compensate. Government assistance related to property and equipment or inventory is recorded as a reduction of the cost of the respective asset.

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development ("SR&ED") Investment Tax Credits ("ITC") at both the federal and provincial level. The Company has recognized the refundable portion of ITC at the provincial level but has not recognized the benefits of ITC at the federal level because realization of these benefits is not probable at this time. The Company's determination of ITC involves uncertainty with respect to management's interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units ("CGU") or group of CGUs that are expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Impairment of long-lived assets

The Company assesses at each reporting date whether there are indicators of impairment of an asset or CGU. If any indication exists, or when annual goodwill impairment testing is performed, the Company estimates the recoverable amount for an individual asset or CGU, which is the higher of fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows to be derived from an asset or a CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are considered or an appropriate valuation model is used. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in statements of operations and comprehensive loss.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

A previously recognized impairment loss is reversed when there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited to its recoverable amount and cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Impairment losses relating to goodwill cannot be reversed in future periods. Impairment reversals are recognized in statements of operations and comprehensive loss.

Financial instruments

At initial recognition, the Company classifies its financial assets in one of the following categories: amortized cost, fair value through profit or loss ("FVTPL"), and fair value through other comprehensive income ("FVOCI").

Financial assets carried at amortized cost, which include loans and receivables, are initially recognized at the amount expected to be received, less a provision for the expected credit loss. Subsequently, financial assets carried at amortized cost are measured at amortized cost using the effective interest method less a provision for the expected credit loss. The Company classifies its cash, amounts receivable and other receivables, and loans to Merit Functional Foods Corporation ("Merit Foods") as financial assets carried at amortized cost.

Financial liabilities classified at amortized cost are initially recognized at fair value, less transaction costs and are subsequently carried at amortized cost using the effective interest method. The Company classifies its accounts payable and accrued liabilities and the secured loan as financial liabilities carried at amortized cost.

Financial assets and liabilities classified as FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value are recognized in the period in which they arise.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Impairment losses are recognized in the consolidated statement of operations and comprehensive loss. The amortized cost is reduced by impairment losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the expected credit loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.

The Company provides for depreciation at the following annual rates:

Equipment	20% diminishing balance method
Computer equipment	30% diminishing balance method
Leasehold improvements	Straight-line over lease term
Right-of-use assets - office lease	Straight-line over lease term
Right-of-use assets - equipment leases	20% diminishing balance method

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process. The Company begins amortization of development costs when the assets are put into use. The residual value and useful life are reviewed at each reporting date. Where an indicator of impairment exists the deferred development costs are subject to impairment testing as described in "Impairment of long-lived assets" above.

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized only to the extent they are considered probable to be realized.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

 Stock-based compensation

Stock-based compensation expense relates to stock options as well as equity settled restricted share units ("RSUs"). The compensation cost is measured at the fair value of the equity instrument granted at the date of grant and is expensed in statements of operations and comprehensive loss over the award's vesting period.

When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Upon vesting of equity settled RSUs, the related amount recorded as RSUs is reclassified into capital stock. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model are provided in notes 12(c) and (d).

Share-based payment arrangements, including stock-options and warrants, with non-employees in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. The share-based payments are measured based on the fair value of the goods or services received if the fair value can be reliably measured. Otherwise, the share-based payments are measured based on the fair value of the share- based awards using the expected life, risk free interest rate, volatility, exercise price, and fair value of the underlying equity instrument at the time the goods or services are received.

Accounting estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires management to apply judgement in applying accounting policies. The judgements that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below. In addition, IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the consolidated financial statements.

Outlined below are the assumptions and other sources of estimation uncertainty as at March 31, 2024 that have a risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next year.

Areas of judgement

Judgement is used in situations when there is a choice and/or assessment required by management. The following are critical judgements apart from those involving estimations, which management has made in the process of applying the Company's accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Going concern (note 1)

The determination as to the Company's ability to continue as a going concern is dependent on its ability to commercialize its technology,scale production and/or to secure debt and equity financing. Certain judgements were made when determining if and when the Company will successfully implement its commercialization efforts and to secure debt and equity financing.

Deconsolidation of Burcon Holdings

Judgement is required for the purposes of assessment of loss of control over Burcon Holdings. The facts and circumstances management considered included assessment over power, how relevant activities of Burcon Holdings are directed, linkage of power and return, including the Company's exposure to variability of returns from its involvement in Burcon Holdings. Refer to additional information provided in note 5.

Determination of CGUs (notes 7, 8 and 9)

For the purposes of assessing impairment of goodwill and long-lived assets, the Company must identify CGUs. Assets and liabilities are grouped into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgement. The composition of a CGU can directly impact the recoverability of non-financial assets included within the CGU. Management has determined that the Company has one CGU.

Assessment of indicators of impairment of long-lived assets including property and equipment, deferred development costs and goodwill (notes 7, 8 and 9)

Judgement is required in assessing whether there are indicators of impairment of long-lived assets. The Company tests property and equipment and deferred development costs for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The information management considered in its assessment of indicators of impairment included plant-based protein market information and the Company's market capitalization, and other internal sources of information.

Sources of estimation uncertainty

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company's financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit loss

The Company recognizes an amount equal to the lifetime expected credit loss ("ECL") on amounts receivable and loans to Merit Foods for which there has been a significant increase in credit risk since initial recognition. See note 5 for further disclosures.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Useful lives of property and equipment and deferred development costs (notes 7 and 8)

Depreciation of property and equipment and amortization of deferred development costs are dependent upon estimates of useful lives and residual value which are determined through the use of assumptions. Estimates of residual value and useful lives are based on data and information from various sources including industry practice and historic experience. Although management believes the estimated useful lives of the Company's property and equipment and deferred development costs are reasonable, changes in estimates could occur that could affect the expected useful lives and salvage values of the property and equipment and intangible assets.

Goodwill impairment assessment (note 9)

The Company determines the recoverable amount of its CGU when performing its annual impairment test for goodwill. In determining the recoverable amount, the Company considers its market capitalization in determining the recoverable amount. The estimate of recoverable amount is based on management's best estimates of what an independent market participant would consider appropriate.

Share-based payments (note 12)

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in different outcomes.

Newly adopted accounting standards and amendments

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

The Company adopted the amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements which were effective for annual reporting periods beginning on or after January 1, 2023. The amendments to IAS 1 require entities to disclose their material accounting policy information. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality. Under the amendments, an entity discloses material accounting policy information. Accounting policy information is 'material' if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments have not had a material impact on the Company's disclosures of accounting policies or measurement, recognition or presentation of any items within these statements.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Accounting standard and amendments issued and not yet adopted

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition. The amendment is effective for annual reporting periods beginning on or after January 1, 2024 and is to be applied retrospectively, with earlier application permitted. The Company does not expect the new standard will have a significant impact on the consolidated financial statements.

4. Protein Industries Canada

Protein Industries Canada ("PIC") is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients.

During the year ended March 31, 2024, Burcon entered into a collaborative agreement with PIC for the commercialization of hempseed and sunflower seed protein.

During the year ended March 31, 2022, Burcon entered into a collaborative agreement with PIC for the development of protein ingredients from sunflower seeds. This project was completed on March 31, 2023.

During the year ended March 31, 2024, Burcon recorded PIC grants of $457,118 (2023 - $453,239) as government assistance against research and development expenses, general and administrative expenses, inventory and property and equipment, of which $457,118 is included in amounts receivable as at March 31, 2024 (March 31, 2023 - $169,648). On March 27, 2024, Burcon received an advance payment of $250,000 in respect of eligible expenses to be incurred in subsequent periods, all of which is recorded as deferred government assistance (March 31, 2023 - $nil).

Subsequent to March 31, 2024, Burcon received payment of $457,118 from PIC in respect of amounts outstanding at March 31, 2024.

5. Investment in and loans to Merit Functional Foods Corporation

Burcon has a 100% interest in Burcon Holdings, which was incorporated in 2019 to hold Burcon's interest in Merit Foods. Burcon Holdings' current ownership interest in Merit Foods is 31.6%.

Up to March 1, 2023 when Merit Foods was placed in receivership (see below), the business of Merit Foods was the production, sales, marketing and distribution of Burcon's pulse protein ingredients, including Peazazz® and Peazac® pea proteins and Burcon's canola proteins, Supertein®, Puratein® and Nutratein® (collectively the "Products").

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Under the amended license and production agreement (the "Amended License Agreement'), Merit Foods had the exclusive rights over Burcon's pulse proteins and canola protein technologies across all geographic regions and all product uses. Burcon received running royalties on the net revenue (as defined in the Amended License Agreement) from the sales of the Products by Merit Foods. In order to retain its exclusive license, Merit Foods was required to meet certain commercialization obligations by certain deadlines under the Amended License Agreement, failing which Burcon could exercise its option to convert the Merit license to a non-exclusive license. Burcon has exercised its option to convert the license and therefore, Burcon will be entitled to make, have made, use, market and sell the Products on a non-exclusive basis and to grant any such rights to any other person.

On March 1, 2023, a court order (the "Order") was granted under the Business and Insolvency Act to appoint a receiver (the "Receiver") of all of the assets, undertakings and properties of Merit Foods. Pursuant to the Order, the Receiver was authorized to sell all of the assets, undertakings and properties of Merit Foods (the "Property"), including protein products that were produced under the Amended License Agreement, and set out in a sales process for the Property.

Burcon Holdings made loan advances (the "Merit Promissory Notes") in the aggregate of $17.1 million to Merit Foods, which were non-interest bearing, unsecured, subordinated to Merit Foods' other secured and unsecured debts, and had a term of 15 years. Notional interest was accruing on the loan receivable at 11% per annum, which was considered to be the market rate of interest. For the year ended March 31, 2024, Burcon recorded interest accretion of $nil (2023 - $335,641). Due to Merit Foods being placed in receivership on March 1, 2023, the loans to Merit Foods were considered to be credit-impaired. During the year ended March 31, 2024, Burcon recorded a write-off of its loan to Merit Foods of $nil (2023 - $4,358,630).

Merit Foods incurred cumulative operating losses and negative operating cash flows that adversely impacted its financial situation and liquidity position. During the year ended March 31, 2023, Merit Foods was placed into receivership and management concluded there was objective evidence of impairment related to its investment in Merit Foods. During the year ended March 31, 2024, Burcon recorded a write-off of its investment in Merit Foods of $nil (2023 - $7,987,304).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

As of March 31, 2024 and 2023, the carrying value of the investment in and loans to Merit Foods comprised of:

	Investment in	Capital	Loans	Total net
	share capital	contribution	receivable	investment
Net investment in Merit Foods, March 31, 2022	1	10,174,566	3,228,207	13,402,774
Activities during the year ended March 31, 2023:
Share of loss in Merit Foods	-	(5,499,906)	-	(5,499,906)
Loan advances	-	3,312,643	794,782	4,107,425
Write-off of investment	(1)	(7,987,303)	-	(7,987,304)
Interest accretion	-	-	335,641	335,641
Write-off of loan receivable	-	-	(4,358,630)	(4,358,630)
Net investment in Merit Foods, March 31, 2023 and March 31, 2024	-	-	-	-

During the year ended March 31, 2024, Burcon recorded royalty income of $184,359 from the Receiver's sale of Products (2023 - $363,913 from Merit Foods' sales of Products) and recorded a loss allowance for royalty receivable from Merit Foods of $100,000 (2023 - $167,692) in interest and other expense. As at March 31, 2024, $nil was included in amounts receivable (2023 - $100,000).

Summary financial position and financial results for Merit Foods

	Year ended	Year ended
	March 31, 2024	March 31, 2023
Total revenue	N/A	7,718,720
Loss for the year	N/A	(17,404,766)

No additional financial information was available to Burcon subsequent to December 31, 2022 as a result of Merit Foods being placed into receivership on March 1, 2023. The above reported financial results for the year ended March 31, 2023 include only the nine month period ended December 31, 2022. There was no available information regarding Merit Foods financial position as at March 31, 2024 or 2023.

At the date that Merit Foods was placed into receivership, Merit Foods had total outstanding loan facilities of $95 million from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC"), and the Canadian Imperial Bank of Commerce ("CIBC"). All shareholders of Merit Foods pledged their shares in Merit Foods as security under the loan facilities from EDC and FCC. The Merit Promissory Notes were postponed, assigned and pledged to EDC and FCC. In addition, all shareholders of Merit Foods have provided guarantees for the indebtedness to EDC and FCC, which are joint and several. Burcon Holdings' guarantees provided to EDC and FCC are unlimited. Interest continues to accrue on the loans from EDC and FCC during the receivership process. Since the date Merit Foods was placed in receivership, Burcon Holdings has not received communication from EDC and FCC with respect to the EDC/FCC Guarantees.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Burcon Holdings and the other partners in Merit Foods provided guarantees in the aggregate amount of $1.25 million to CIBC (the "CIBC Guarantee"), of which Burcon Holdings' proportionate share as at March 31, 2023 was $416,625. On February 24, 2023, Burcon Holdings received a letter from CIBC for its guarantee amount of the CIBC Guarantee. During the year ended March 31, 2024, CIBC was repaid in full by the Receiver.

Merit Foods had also received additional debt financing of $10 million in the form of a 10-year interest-free loan from Agriculture and Agri-Food Canada (the "AIP Loan"). Burcon Holdings and the Partners provided a guarantee for the AIP Loan (the "AIP Guarantee"). The obligations of the AIP Guarantee are joint and several. However, Burcon Holdings and the Partners (the "AIP Guarantors") entered into a reciprocal indemnity agreement (the "Indemnity Agreement'). Under the Indemnity Agreement, if any AIP Guarantor (each, a "Paying Guarantor") is required to make payment under the AIP Guarantee and any other AIP Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its share based on its shareholdings in Merit Foods ("Contributive Share"), such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the AIP Guarantee will have been borne by the AIP Guarantors in their original respective shareholding percentage in Merit Foods. Since the date Merit Foods was placed in receivership, Burcon Holdings has not received any communication from AIP with respect to the AIP Guarantee.

As at March 31, 2024, Burcon Holdings' total exposure from principal amounts of guarantees provided to EDC, FCC, AIP and CIBC is up to $101.0 million (2023 - $99.4 million).

Deconsolidation of Burcon Holdings

Burcon Holdings' sole asset and activity were the investment in and loans to Merit Foods and therefore considered a single asset entity. Effective upon Merit Foods being placed in receivership on March 1, 2023, the remaining relevant activities of Burcon Holdings are considered to be winding up and termination procedures to minimize losses to the Company. However, due to the pledge and assignments agreements in place, as disclosed above, the winding up and termination procedures of Burcon Holdings would not provide any returns. Moreover, the Company does not have any obligations nor any expectation to fund Burcon Holdings, which limits the Company's exposure to losses. Further, the activities of Merit Foods are now primarily executed to ensure that the lenders will maximize the recovery of their investment, and the equity holders of Merit Foods have no prospect of returns due to the significant amount of debt liabilities. The Company is not able to use its power over Burcon Holdings to impact returns as it relates to Merit Foods and has no expectation that Burcon Holdings will generate new activities that will allow it to return to profitable operations. Accordingly, the Company determined that it had lost control of Burcon Holdings. There is no recourse to the Company of Burcon Holdings' obligations, including the guarantees Burcon Holdings provided to EDC, FCC, AIP and CIBC. Accordingly, on March 1, 2023, the Company derecognized the assets and liabilities of Burcon Holdings.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

No gain or loss was recorded as a result of the deconsolidation of Burcon Holdings.

Due to the loss of control of Burcon Holdings, the Company's interest in this subsidiary is accounted for as a financial asset after deconsolidation with a fair value of $nil, because there is no expectation of recoverability of the asset, operations or earnings in the future.

6. Inventory

	2024	2023

Protein isolate	52,350	-
Raw materials	15,969	-
Balance - end of year	68,319	-

7. Property and equipment

	Equipment	Right-of-	Computer	Leasehold	Total
		Use Assets	Equipment	Improvements
Cost at March 31, 2023	5,038,180	145,772	136,759	97,811	5,418,522
Additions	99,444	287,943	4,239	-	391,626
Disposal	-	(4,321)	-	-	(4,321)
Cost at March 31, 2024	5,137,624	429,394	140,998	97,811	5,805,827

Accumulated depreciation at
March 31, 2023	4,126,796	110,817	108,867	88,118	4,434,598
Depreciation	207,718	56,048	8,669	6,842	279,277
Disposals	-	(4,321)	-	-	(4,321)
Accumulated depreciation at
March 31, 2024	4,334,514	162,544	117,536	94,960	4,709,554

Net book value at March 31, 2024	803,110	266,850	23,462	2,851	1,096,273

	Equipment	Right-of-	Computer	Leasehold	Total
		Use Assets	Equipment	Improvements
Cost at March 31, 2022	4,691,304	145,772	128,778	88,644	5,054,498
Additions	346,876	-	7,981	9,167	364,024
Cost at March 31, 2023	5,038,180	145,772	136,759	97,811	5,418,522

Accumulated depreciation at
March 31, 2022	3,932,268	81,393	100,194	81,257	4,195,112
Depreciation	194,528	29,424	8,673	6,861	239,486
Accumulated depreciation at
March 31, 2023	4,126,796	110,817	108,867	88,118	4,434,598

Net book value at March 31, 2023	911,384	34,955	27,892	9,693	983,924

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

The Company's Right-of-Use Assets as at March 31, 2024 are comprised of equipment with a net book value of $258,270 (2023 - $634) and office leases with a net book value of $8,580 (2023 - $34,321).

Subsequent to March 31, 2024, the Company purchased the leased equipment for a purchase price of $211,750.

8. Deferred development costs

On July 1, 2019, the Company commenced deferring development costs related to its pea and canola technologies. The Company ceased capitalization of costs and commenced amortization on January 1, 2023. Deferred development costs are amortized over the useful life of 15 years.

Cost at March 31, 2023 and 2024	6,322,528

Accumulated amortization at March 31, 2023	526,878
Amortization	421,501
Accumulated amortization at March 31, 2024	948,379

Net book value at March 31, 2024	5,374,149

Cost at March 31, 2022 and 2023	6,322,528

Accumulated amortization at March 31, 2022	105,375
Amortization	421,503
Accumulated amortization at March 31, 2023	526,878

Net book value at March 31, 2023	5,795,650

Management did not identify any impairment indicators as at March 31, 2024.

9. Goodwill

At March 31, 2024, the Company had one CGU (2023 - one CGU) and the estimated recoverable amount of the Burcon CGU exceeded the carrying amount, and therefore no impairment charge has been recognized.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

10. Leases

	2024	2023

Balance, beginning of year	58,741	73,139
Additions	307,931	-
Interest expense	69,187	86,281
Principal and interest payments	(175,014)	(100,679)
Balance - end of year	260,845	58,741

Current portion	260,845	34,431
Non-current portion	-	24,310
Balance - end of year	260,845	58,741

Burcon enters into lease agreements related to corporate office and plant equipment.

11. Secured loan

In June 2022, Burcon entered into a loan agreement with Large Scale Investments Limited ("Large Scale"), a wholly-owned subsidiary of Firewood Elite Limited ("Firewood"), for a secured loan (the "Secured Loan") of up to $10 million (the "Loan Amount"). Firewood, a related party of Burcon that has significant influence over the Company, is wholly-owned by Mr. Alan Chan, a director of the Company.

The Secured Loan is available to Burcon in two tranches of $5 million each upon satisfaction of certain conditions with respect to each tranche. The first tranche's closing date was June 22, 2022 and had an initial maturity date of July 1, 2024. On August 2, 2023, Burcon and Large Scale entered into a letter agreement to amend the first tranche maturity date to July 1, 2025. As the debt modification was not considered to be substantial, the revised carrying amount of the loan has been recalculated by discounting the revised estimated future cash flows at the original effective interest rate of 8.70%.

In June 2023, Burcon and Large Scale entered into a letter agreement to amend certain conditions to be satisfied by Burcon for the advance of the second tranche. The Company met these conditions and the second tranche closed on December 17, 2023, with a maturity date of December 17, 2025. The effective interest rate of the second tranche is 10.15%.

The drawn portion of the Loan Amount bears interest at 8% per annum payable on the Maturity Date of each tranche and is secured by all assets of Burcon. Burcon is to pay a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of each tranche.

The Secured Loan is recognized net of transaction costs, inclusive of the commitment fee, and issuance costs are accreted over the term to maturity.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

	2024	2023

Balance, beginning of year	5,112,381	-
Draw downs	1,000,000	5,000,000
Debt issue costs	(50,000)	(89,650)
Interest expense accreted	342,397	202,031
Balance, end of year	6,404,778	5,112,381

12. Shareholders' equity

a) Capital stock

Authorized
     Unlimited number of common shares without par value

Holders of common shares are entitled to dividends as declared from time to time and are entitled to one vote per share at the general meeting of the Company.

Private placements

The Company completed a private placement of 12,880,829 units (the "2023 Units") in tranches from May 8, 2023 to May 16, 2023 at a price of $0.265 per 2023 Unit for aggregate gross proceeds to the Company of $3,413,420 and net proceeds of $3,358,237, after total issue costs of $55,183. Each 2023 Unit consisted of one common share of the Company and one common share purchase warrant ("2023 Warrant"). Each 2023 Warrant is exercisable to acquire one common share at an exercise price of $0.35 for a period of 36 months after the applicable closing date of each tranche. Gross proceeds of the private placement have been recorded at $3,181,093 and $232,327 to capital stock and warrants, respectively. As at March 31, 2024, 12,880,829 of the 2023 Warrants were outstanding.

On March 12, 2024, the Company completed a private placement of 20,298,418 units (the "2024 Units") at a price of $0.215 per 2024 Unit for aggregate gross proceeds to the Company of $4,364,160 and net proceeds of $4,290,643 after total issue costs of $73,517. Each 2024 Unit consisted of one common share of the Company and one-half share purchase warrant ("2024 Warrant"). Each whole 2024 Warrant is exercisable to acquire one common share at an exercise price of $0.27 up to March 12, 2026. Gross proceeds of the private placement have been recorded at $4,364,160 and $nil to capital stock and warrants, respectively. As at March 31, 2024, 10,149,208 of the 2024 Warrants were outstanding.

b) Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders' equity.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

c) Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate.

As at March 31, 2024, an additional 4,518,962 (2023 - 3,711,071) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of up to 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Outstanding - Beginning of year	7,161,803	1.88	5,324,481	2.36
Granted	2,901,000	0.19	2,320,000	1.02
Forfeited/cancelled	(85,198)	2.21	(266,178)	2.11
Expired	(287,674)	2.48	(216,500)	4.16
Outstanding - End of year	9,689,931	1.35	7,161,803	1.88

The following table summarizes information about stock options outstanding and exercisable at March 31, 2024:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$		(years)	$		$

0.13 - 0.70	4,874,334	5.26	0.27	2,047,991	0.30
1.00 - 3.00	3,791,597	4.94	2.00	2,692,252	2.06
4.01 - 4.89	1,024,000	4.03	4.08	997,666	4.06
	9,689,931	5.00	1.35	5,737,909	1.78

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2023:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
Range of		average	average		average
exercise	Number	remaining	exercise	Number	exercise
prices	outstanding	life	price	exercisable	price
$		(years)	$		$

0.23 - 0.69	1,993,334	6.17	0.39	1,080,334	0.38
1.00 - 3.00	4,127,803	5.55	2.04	2,821,793	2.16
4.01 - 4.89	1,040,666	5.07	4.09	773,987	4.05
	7,161,803	5.65	1.88	4,676,114	2.06

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	2024	2023

Exercise price	$0.13 - $0.70	$0.39 - $3.00
Share price	$0.13 - $0.22	$0.39 - $0.41
Dividend yield	0.0%	0.0%
Expected volatility	87.6%	85.5%
Risk-free interest rate	4.0%	3.6%
Expected forfeitures	6.0%	6.8%
Expected average option term (years)	4.6	5.8

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2024 was $0.09 (2023 - $0.25) per option.

Included in research and development expenses is $270,832 (2023 - $584,925) (note 13) and in general and administrative expenses (salaries and benefits) is $405,975 (2023 - $553,823) (note 14) of options stock-based compensation.

d) Restricted Share Units ("RSU") Plan

The Company has a RSU plan in which all directors, officers, employees and consultants of the Company and its subsidiaries are eligible to participate. Each RSU is intended to be redeemable for one common share of the Company but, at the election of the Company, may be redeemed for cash in the amount equal to the market value of the Company's shares on vesting date, or a common share acquired by the Company on a public exchange. The RSUs must be redeemed no later than December 31st of the third year after the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. The fair value of the grants is determined on the date of grant and is recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

(number of RSUs)	2024	2023

Outstanding - beginning of year	409,181	118,000
Granted	112,000	307,181
Redeemed	(179,100)	(1,844)
Forfeited / cancelled	(1,081)	(14,156)
Outstanding - end of year	341,000	409,181

RSUs are measured at fair value based on the closing price of our common shares for the day preceding the date of the grant. The weighted average fair value of RSUs granted during the year ended March 31, 2024 was $0.13 (2023 - $0.43) per RSU.

Included in research and development expenses (salaries and benefits) is $95,862 (2023 - $84,882) (note 13) and in general and administrative expenses (salaries and benefits) is $29,858 (2023 - $33,036) (note 14) of RSU stock-based compensation.

e) Warrants

Refer to Note 12 (a) for warrants issued in connection with private placements.

On March 25, 2024, the Company entered into a one-year consulting agreement with a director of the Company for the provision of financial and strategic advisory services. As compensation for the services, the Company issued 5,000,000 warrants ("Consultant Warrants"). Each Consultant Warrant is exercisable to acquire one common share at an exercise price of $0.27 up to June 25, 2026. Vesting of the Consultant Warrants are subject to shareholder approval, which will be sought at the Company's annual general meeting expected to be held in September 2024. If shareholder approval is not obtained, the Warrants will expire and the Company will pay a cash fee of $450,000. The Consultant Warrants are measured at a fair value of $0.09 per Consultant Warrant, which was determined from the fair value of the services to be received.

The fair value of the Consultant Warrants is amortized on a straight-line basis over the contracted term. Included in general and administrative expenses (professional fees) is $8,630 (2023 - $nil) (note 14) of stock-based compensation from the Consultant Warrants.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

13. Research and development

	2024	2023

Salaries and benefits (note 12)	1,918,967	2,243,802
Intellectual property	598,722	1,011,254
Amortization of deferred development costs	421,501	421,503
Laboratory operation	360,568	390,328
Analyses and testing	337,644	103,071
Depreciation of property and equipment	251,631	208,746
Rent	117,544	178,645
Travel and meals	26,028	15,901
	4,032,605	4,573,250
Government assistance (notes 4 and 18)	(453,848)	(448,101)
Research and development expenses	3,578,757	4,125,149

14. General and administrative

	2024	2023

Salaries and benefits (note 12)	2,070,890	2,205,624
Professional fees	993,562	613,489
Office supplies and services	254,648	415,209
Travel and meals	125,367	94,762
Investor relations	114,128	350,566
Depreciation	30,051	30,741
Transfer agent and filing fees	27,838	48,443
Other	12,199	4,469
Financing expense	-	731
	3,628,683	3,764,034
Government assistance (note 4)	(4,106)	-
General and administrative expenses	3,624,577	3,764,034

15. Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2024	2023

Loss for the year, being loss attributable to common shareholders - basic and diluted	(7,446,193)	(25,364,250)

	Shares	Shares

Weighted average common shares - basic and diluted	121,398,318	108,728,742

Basic and diluted loss per share	(0.06)	(0.23)

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

For the years ended March 31, 2024 and 2023, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

16. Related party transactions

Burcon had a services agreement (the "Services Agreement") with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement. For the year ended March 31, 2024, included in interest and other income are $nil (2023 - $44,402) for services provided by Burcon to Merit Foods.

Merit Foods also provided certain consulting services to Burcon. For the year ended March 31, 2024, included in professional fees are $nil (2023 - $19,145) for services provided by Merit Foods to Burcon.

In connection with the private placement that closed in March 2024 (note 12 (a)), certain directors, officers and employees of the Company subscribed to 4,461,194 of the 2024 Units for a gross purchase price of $959,157.

Refer to note 11 for disclosure of loan agreement with a related party. Refer to note 12(e) for disclosure of warrants issued to a related party.

17. Key management compensation

Key management personnel ("KMP") are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. KMP includes the Company's CEO, CFO and directors. Remuneration of KMP comprises:

	2024	2023

Short-term benefits	979,803	729,168
Option-based awards	270,507	301,345
	1,250,310	1,030,513

Short-term benefits comprise salaries, director fees and employment benefits.

Option-based awards represent the cost of the group of KMP's participation in the incentive stock option plan. The costs are measured by the fair value of instruments granted, accounted for in accordance with IFRS Accounting Standards 2, Share-based Payment. For details of these plans refer to note 12 (c) to these consolidated financial statements.

18. Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the years as follows:

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

	2024	2023

Recovery of income taxes based on the combined statutory income tax rate of 27.0% (2023 - 27.0%)	(2,010,000)	(6,848,000)
Changes in unrecognized deferred tax assets	1,706,000	1,692,000
Deconsolidation of Burcon Holdings	-	4,619,000
Non-deductible items and tax adjustments	304,000	537,000
Recovery of income taxes	-	-

As at March 31, 2024 the Company has non-capital losses of approximately $81,012,000 (2023 - $75,771,000) available to reduce taxable income in future years. These losses expire between 2026 and 2044.

In addition, the Company has SR&ED expenditures of approximately $16,434,000 available to carry forward indefinitely. ITCs of $4,613,000 may be used to offset deferred income taxes otherwise payable and expiring between 2024 and 2044. For the year ended March 31, 2024, included as an offset in research and development expenses is $77,800 (2023 - $57,400) of refundable ITCs, of which $77,800 is included in amounts receivable at March 31, 2024 (2023 - $43,262).

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2024	2023

Deferred income tax assets (liability)
SR&ED expenditures	4,425,000	4,247,000
Losses from operations carried forward	21,872,000	20,457,000
Deferred development costs	(1,233,000)	(1,347,000)
Financing costs	49,000	106,000
Property and equipment	428,000	363,000
Right-of-Use assets/liability	(2,000)	7,000
Unrecognized deferred income tax assets	25,539,000	23,833,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

19. Financial instruments Credit risk

Credit risk is the risk that a counterparty will not meet its obligation under a financial instrument or customer contract, leading to a financial loss being incurred by the Company. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, amounts receivable, and loans receivable.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

The Company's cash may comprise interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash with two Canadian chartered banks.

The carrying amounts of financial assets represent the maximum credit exposure.

The Company's exposure to credit risk is influenced mainly by the individual characteristics of its customers. The Company's loans receivable from Merit Foods are considered credit-impaired following Merit Foods being placed in receivership on March 1, 2023, resulting in impairment of amounts receivable attributable to Merit Foods and loans to Merit Foods.

The remaining amounts receivable consist of PIC reimbursements. These are government-funded expenses based on contracts and carry minimal credit risk.

Expected credit loss on financial assets recognized in statements of operations and comprehensive loss were as follows:

	2024	2023

Expected credit loss on amounts receivable arising from contracts with customers	100,000	178,000
Expected credit losses on loans receivable	-	4,358,630
	100,000	4,536,630

Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows of a financial instrument will fluctuate because of changes in market interest rates. All of the Company's financial instruments are non-interest bearing except for cash that earn interest at variable market rates and the secured loan at a fixed rate. The Company is not subject to interest rate risk on its secured loan with Large Scale as the loan is on a fixed rate basis. Burcon's cash is held at two Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2024, the weighted average interest rate earned on the Company's cash was 4.33% per annum (2023 - 2.49% per annum). The impact of a 1% strengthening or weakening of interest rates on the Company's cash at March 31, 2024 is estimated to be a $39,000 (2023 - $15,000) increase or decrease in interest income per year.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company manages liquidity risk through the management of its capital structure (note 20). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

The contractual cash flows of Secured Loan include accrued interest expense payable.

	Carrying	Contractual	1 year	2 years	3-5 years
March 31, 2024	amount	cash flows
Accounts payable and accrued liabilities	843,449	843,449	843,449	-	-
Lease liabilities	260,845	273,093	273,093	-	-
Secured Loan	6,404,778	6,573,370	-	6,573,370	-
	7,509,072	7,689,912	1,116,542	6,573,370	-

	Carrying	Contractual	1 year	2 years	3-5 years
March 31, 2023	amount	cash flows
Accounts payable and accrued liabilities	590,936	590,936	590,936	-	-
Lease liabilities	58,741	129,469	97,881	31,588	-
Secured Loan	5,112,381	5,154,959	-	5,154,959	-
	5,762,058	5,875,364	688,817	5,186,547	-

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash, amounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The fair value of the investment in Burcon Holdings is a level 3 fair value and was estimated based on expectation of recoverability of the asset, operations or earnings in the future (refer to note 5).

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

The carrying values and fair values of financial instruments, by class, are as follows as at March 31, 2024 and 2023:

	At fair value	Financial	Financial	Fair value
	through profit	assets at	liabilities at
	or loss	amortized	amortized
As at March 31, 2024		cost	cost
Financial assets
Cash	-	4,197,141	-	4,197,141
Amounts receivable	-	465,330	-	465,330
Investment in Burcon Holdings (note 5)	-	-	-	-
	-	4,662,471	-	4, 662,471
Financial liabilities
Accounts payable and accrued liabilities	-	-	843,449	843,449
Secured loan	-	-	6,404,778	6,404,778
	-	-	7,248,227	7,248,227

	At fair value	Financial	Financial	Fair value
	through profit	assets at	liabilities
	or loss	amortized	at
		cost	amortized
At as March 31, 2023			cost
Financial assets
Cash	-	1,456,845	-	1,456,845
Amounts receivable	-	332,118	-	332,118
Investment in Burcon Holdings (note 5)	-	-	-	-
	-	1,788,963	-	1,788,963

Financial liabilities
Accounts payable and accrued liabilities	-	-	590,936	590,936
Secured loan	-	-	5,112,381	5,112,381
	-	-	5,703,317	5,703,317

BURCON NUTRASCIENCE CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 31, 2024 and 2023 (In Canadian dollars)

Currency risk

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2024 and 2023, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars:

	March 31,	March 31,
	2024	2023
U.S. Dollars
Cash	1,563,470	101,127
Accounts payable and accrued liabilities	(60,568)	(24,402)
Net exposure	1,502,902	76,725
Canadian dollar equivalent	2,036,432	103,833

Based on the above net exposure at March 31, 2024, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in a decrease/increase of approximately $204,000 (2023 - $8,000) in the Company's loss from operations.

20. Capital disclosures

The Company considers its capital to be its shareholders' equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research and development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity and debt, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the years ended March 31, 2024 and March 31, 2023.

21. Segment information

The Company operates in a single reportable operating segment and geographic location involving the development of plant-based proteins. All non-current assets are located in and all revenues are generated in Canada.